Akers Biosciences, Inc.

201 Grove Road

Thorofare, NJ 08086

Telephone: (856) 848-8698

December 3, 2019

VIA EDGAR

Paul Fischer

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Akers Biosciences, Inc.
Registration Statement on Form S-1
Filed November 1, 2019, as amended
File No. 333-234447

Dear Mr. Fischer:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Akers Biosciences, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 a.m. EST on Thursday, December 5, 2019, or as soon as thereafter practicable. The Company hereby represents to the U.S. Securities & Exchange Commission that the Company is not required to obtain stockholder approval to increase the number of authorized shares of common stock in order to consummate the public offering pursuant to the above mentioned Registration Statement.

Very truly yours,

/s/ Christopher C. Schreiber
Christopher C. Schreiber
Executive Chairman of the Board of Directors

cc:	Ellenoff Grossman & Schole LLP
Haynes and Boone, LLP